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                            April 13, 2022

       David Pross
       Chief Executive Officer
       Mobile Global Esports, Inc.
       616 South El Camino Real, Suite H
       San Clemente, CA 92672-4294

                                                        Re: Mobile Global
Esports, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 21,
2022
                                                            File No. 333-261877

       Dear Mr. Pross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 21,
2022

       Cover Page

   1. We note your references to an "assumed" or "expected" initial offering price per share of
                                                        $6.00 throughout the
filing. Because you are not subject to the reporting requirements of
                                                        Section 13(a) or 15(d)
of the Exchange Act, amend your disclosure to provide a bona fide estimate of a range of
the maximum offering price per share, rather than an "assumed" or
                                                        "expected" price. See
Instruction 1(A) to Item 501(b)(3) of Regulation S-K.
 David Pross
FirstName   LastNameDavid
Mobile Global   Esports, Inc. Pross
Comapany
April       NameMobile Global Esports, Inc.
       13, 2022
April 213, 2022 Page 2
Page
FirstName LastName
2. Revise your disclosure to clearly state whether your offering is contingent upon the listing of your shares on the Nasdaq Capital Market, rather than state that the offering "may" not be completed without such listing. If this offering is not contingent upon such listing, provide risk factor disclosure that explains the risk of purchasing securities for which there is no market.
Material Agreements, page 39

3. We note your amended disclosure in response to comment 4, and partially reissue our comment. Please disclose the length of the terms of your agreements with Artemis
         Avenue, LLC, including the Licensing Software Agreement and Core
Platform
         Agreement.
Certain Relationships and Related-Party Transactions, page 59

4. Revise to include your Services Agreement with EUSAI or tell us why you do not believe this is necessary.
Selling Stockholders, page 63

5. We note your disclosure that, "None of the Selling Stockholders are officers, directors, or
         5% or more shareholders of the Company." However, it appears that your Chairman,
         Marco Welch, is listed as a selling stockholder in the table on page
61. Given that Mr.
         Welch is subject to a lock-up agreement, his ability to sell seems limited (and the amount of securities he holds seems to differ in the 2 tables). Please revise accordingly or advise.
General

6. We note your response to comment 11 and note your amended disclosure on page 71 that the selling stockholders may sell their shares of common stock "at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices" and that such shares are not being sold as part of the underwritten offering. Please revise your disclosure on the prospectus cover page, and make corresponding changes elsewhere in the prospectus, to disclose that the selling stockholders will offer and sell their shares at a fixed price until the company's common stock is listed on the Nasdaq
         Capital Market, at which time they may be sold at prevailing market prices or privately negotiated prices and disclose the fixed price in the prospectus. Alternatively, state that no shares offered by the selling stockholders will be sold until after your common stock has begun trading on the Nasdaq Capital Market. Refer to Item 501(b)(3) of Regulation
         S-K.
 David Pross
FirstName   LastNameDavid
Mobile Global   Esports, Inc. Pross
Comapany
April       NameMobile Global Esports, Inc.
       13, 2022
April 313, 2022 Page 3
Page
FirstName LastName
      Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at
202-551-
3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Donald Davis